Exhibit (a)(10)

OVERVIEW OF THE STOCK OPTION EXCHANGE PROGRAM

Options for New Options Program

The Exchange

Answerthink’s Stock Option Exchange Program will allow eligible associates to surrender options during a specific offering period in exchange for Answerthink’s commitment to grant new options at a later date. That subsequent grant date will be on or about the day that is at least six months and one day following the date Answerthink cancels the surrendered options. This “Cancellation Date” will be the day of the closing of the “Offering Period”. Based on Answerthink’s current expected schedule, Answerthink expects the Cancellation Date to be on or about July 14, 2003.

By way of example, if the Cancellation Date, or the day that Answerthink accepts and cancels surrendered options is July 14, 2003, Answerthink will grant the new options on or about January 13, 2004.

We will grant new options to purchase the number of shares of our common stock as follows: (a) for those options having an exercise price of $4.50 or more but less than $6.51, the number of new options granted will be 50% of the number of shares subject to the options tendered with a strike price equal to the fair market value of Answerthink common stock on the grant date of that new option, (b) for those options having an exercise price of $6.51 or more but less than $8.01, the number of new options granted will be 33% of the number of shares subject to the options tendered with a strike price equal to the fair market value of Answerthink common stock on the grant date of that new option, (c) for those options having an exercise price of $8.01 or more but less than $10.01, the number of new options granted will be 25% of the number of shares subject to the options tendered with a strike price equal to the fair market value of Answerthink common stock on the grant date of that new option, and (d) for those options having an exercise price of $10.01 or more, the number of new options granted will be 20% of the number of shares subject to the options tendered with a strike price equal to the fair market value of Answerthink common stock on the grant date of that new option. Existing options with an exercise price per share less than $4.50 are not eligible for exchange in this offer, except that any options granted to you after January 10, 2003 are required to be exchanged as a condition to participation in this offer to exchange. For those options granted to you after January 10, 2003, the number of new options granted will be 100% of the number of shares subject to the options tendered by such Eligible Employee and accepted for exchange. We will not, however, issue any new options exercisable for fractional shares. Instead, we will round up to the nearest whole number.

Here are hypothetical examples of how the exchange ratio and timing of the new grants will work:

Action	Options	Strike Price
Original grant dated October 31, 2002 surrendered on July 14, 2003	1,000	$ 5.03
New grant issued January 13, 2004	500	Equal to January 13, 2004 closing price

Action	Options	Strike Price
Original grant dated September 30, 2002 surrendered on July 14, 2003	1,000	$ 7.58
New grant issued January 13, 2004	330	Equal to January 13, 2004 closing price

Action	Options	Strike Price
Original grant dated August 31, 2002 surrendered on July 14, 2003	1,000	$ 8.01
New grant issued January 13, 2004	250	Equal to January 13, 2004 closing price

Action	Options	Strike Price
Original grant dated July 31, 2002 surrendered on July 14, 2003	1,000	$ 12.06
New grant issued January 13, 2004	200	Equal to January 13, 2004 closing price

The Vesting of the New Options.

The new options granted to you will vest in two installments over a two-year period with 50% vesting on the first anniversary of the date the new options are granted and 50% vesting on the second anniversary of the date the new options are granted.

Here is a hypothetical example of how the vesting schedule will work:

Original Grant Surrendered by Associate

1,000 options granted on August 31, 1999

Vesting Schedule	Options	Strike Price
50% after 2 years – August 2001	500	$16.00
25% August 2002	250	$16.00
25% August 2003	250	$16.00

New Grant to be Received by Associate

200 options granted on January 13, 2004

Vesting Schedule	Options	Strike Price
50% January 13, 2005	100	January 13, 2004 closing price
50% January 13, 2006	100	January 13, 2004 closing price

Stock option grants that you choose not to tender will continue to vest according to their current schedule.

The new options will expire ten years from the date that they are to be granted.

New options will be granted pursuant to, and be subject to the terms and conditions of, Answerthink’s 1998 Stock Option and Incentive Plan and a stock option agreement with Answerthink that you will have to sign as of the new grant date.

Eligibility for Participation in the Program.

You are eligible to participate in the offer if you (i) hold outstanding nonqualified options under the Answerthink, Inc. 1998 Stock Option and Incentive Plan that have an exercise price of $4.50 or more and/or hold outstanding incentive stock options granted under the Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan that have an exercise price of $4.50 or more (ii) are an active employee of, or on an approved leave of absence from, Answerthink or one of its subsidiaries on both the date hereof and the Expiration Date, and (iii) are not a senior director, a managing director or an executive officer of Answerthink.

Program Limitations.

You will be required to surrender all unexercised options under each grant. For example, if you have a grant of 1,000 options with an exercise price of $9.00 per share, you cannot surrender 500 options for new options and keep 500 options at the original strike price. If any options from a grant are surrendered, all options from that grant must be surrendered. Further, if you have exercised a portion of a particular grant, all of the remaining unexercised options in that grant must either be surrendered or retained.

All unexercised options with a grant price of $4.50 or above, whether vested or unvested, are eligible for exchange. If you elect to participate in the Stock Option Exchange Program, you will be subject to a “six month look-back provision.” The “six month look-back provision” is driven by the applicable accounting rules and will require you to replace all option grants that you received during the six months immediately prior to the Cancellation Date (currently projected to be July 14, 2003) if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you wish to replace. Again, for those options granted to you after January 10, 2003, the number of new options granted will be 100% of the number of shares subject to the options tendered by such Eligible Employee and accepted for exchange. The proposed timing for the launch of the program is such that the end of the year 2002 performance grants will not be included in the “six month look-back” period.

By way of example, if you received an option grant in February 2002 with an exercise price of $6.03 per share and a grant in March 2003 with an exercise price of $2.20 and you wanted to surrender the February 2002 option grant, you would also be required to surrender your March 2003 grant for exchange because this grant was within six months of the projected Cancellation Date Participants in the Stock Option Exchange Program will not be eligible to receive additional stock option grants during the waiting period between the Cancellation Date and the grant date of the new options. As such, if you participate in the program and would otherwise be eligible or have the right to receive a stock option grant between the Cancellation Date and the scheduled grant date, you agree that that grant will be deferred until the date of the new option grant. This is required to avoid adverse accounting charges against our earnings. By way of example, if you participate in the Stock Option Exchange Program and are entitled to receive an option grant in October of 2003, this scheduled grant will be issued after the end of the waiting period for the new option grant. The end of that waiting period is projected to be January 13, 2004. The strike price for the deferred grant will be the fair market value of the common stock on the day of the actual grant and vesting will begin on the grant date. As an alternative, you can elect not to participate in the Stock Option Exchange Program in which case there will be no deferral of any scheduled option grant to which you are entitled.

Participation.

The Offer to Exchange and Letter of Transmittal that you receive from Answerthink will explain what you need to do to participate in the Stock Option Exchange Program. Answerthink began mailing these materials to your home addresses on record on June 11, 2003. The deadline for participation will be 11:59 p.m., Eastern Time, on July 14, 2003. You do not need to respond to this e-mail. However, you should review the Offer to Exchange and Letter of Transmittal documents closely when they arrive at your home address.

Projected Timeline.

At this time, Answerthink estimates the projected timetable as follows:

June 11, 2003	Offer Period opens; Mailing of Offer to Exchange and Letter of Transmittal

July 14, 2003	Offer Period closes and surrendered options cancelled

January 13, 2004	Exchange options issued

If the SEC reviews the Answerthink filing associated with this program and requires that Answerthink distribute additional information about the offering, the Offering Period may be extended. If the Offering Period is extended, the date on which the exchange options are issued will be pushed back by the same number of days that the Offering Period is extended.

* * * * *

Answerthink has commenced the offer to exchange that is referred to in this communication. Following commencement of the offer, eligible associates were mailed a copy of the written Offer to Exchange and Letter of Transmittal. Before you decide whether to tender any of your options, you should carefully read the entire Offer to Exchange and the Letter of Transmittal when they are delivered to you. They contain important information about the exchange offer. Answerthink also will file these materials with the SEC as part of a tender offer statement. You will be able to review these materials and other documents filed by Answerthink with the SEC for free on the SEC’s web site at www.sec.gov, on Answerthink’s website or on Mind~Share, our corporate intranet.